UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒                        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐                           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number:	0-15950 (First Busey Corporation)
33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Busey Corporation Profit Sharing Plan and Trust

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Busey Corporation

100 W. University Avenue

Champaign, Illinois 61820

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2013 and  2012

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

Champaign, Illinois

FINANCIAL STATEMENTS

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Employee Benefits and Compensation Committee
First Busey Corporation Profit Sharing Plan and Trust
Champaign, Illinois

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP
Peoria, Illinois
June 24, 2014

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

ASSETS
Investments:
Participant directed investments	$84,568,801	$74,223,303
Money market account	45,114	32,668
Total investments	84,613,915	74,255,971

Receivables:
Employers’ contributions	1,400,083	1,200,000
Notes receivable from participants	1,102,833	864,903
Total receivables	2,502,916	2,064,903

Net assets reflecting all investments at fair value	87,116,831	76,320,874

Adjustment from fair value to contract value for fully benefit-responsive contracts	—	(736,136)

NET ASSETS AVAILABLE FOR BENEFITS	$87,116,831	$75,584,738

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$10,286,246
Interest and dividends on investments	2,367,717
Total investment income	12,653,963

Interest income from notes receivable from participants	30,147

Contributions:
Employers	2,912,705
Participants	2,902,479
Participant rollovers	418,158
Total contributions	6,233,342

Total additions	18,917,452

Deductions from net assets attributed to:
Benefits paid to participants	7,355,495
Administrative expenses	29,864

Total deductions	7,385,359

Net increase	11,532,093

Net assets available for benefits:
Beginning of year	75,584,738

End of year	$87,116,831

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries (“the Employers”).  Employees are eligible at age 21 to make salary deferrals and receive matching contributions.  Employees are eligible for the employer profit sharing contribution at age 21 and after completion of one year of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute a percentage of their pretax and after tax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code.  Participants may also contribute amounts representing distributions from other qualified plans.  Eligible participants may also make catch-up contributions to the Plan.

The Employers’ contributions to the Plan are determined annually by the Board of Directors.  The Employers make safe harbor matching contributions to the Plan equal to a percentage of the first 5% (100% on the first 3% and 50% on the next 2%) of total compensation that a participant contributes to the Plan.  The Employers may also make profit sharing contributions as determined by the Board of Directors each year.  Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of the Employers’ contributions and the Plan’s earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings, participant contributions, or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Any discretionary profit sharing contributions will be allocated to the Plan in the following year, prior to the due date of the corporate tax return.

Vesting:  Participants are immediately vested in their voluntary contributions, the Employers’ safe harbor matching contributions, and the respective plan earnings on those contributions.

Vesting in the Employers’ profit sharing contributions portion of their accounts is based on years of continuous service.  A participant is 100% vested after five years of credited service.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

Notes Receivable from Participants:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, from any source except profit sharing or Roth.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate.  Interest rates are fixed over the term of the loan.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits:  Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account.  Participants whose vested account balance is under $5,000 are paid through a single lump sum amount or a rollover into an IRA.  Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

Forfeitures:  The non-vested portion of terminated participants accounts plus earnings thereon are forfeited.  Annually, forfeitures are reallocated to participant accounts.  Forfeitures for nonvested account balances as of December 31, 2013 and 2012 were approximately $45,000 and $16,000, respectively.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan have been prepared using the accrual basis of accounting.

Fully benefit-responsive investment contracts held directly or indirectly by the Plan are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The net appreciation reported in the Plan’s statement of changes in net assets available for benefits has not been impacted, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Concentration:  At both December 31, 2013 and 2012, approximately 7% of the Plan’s investment assets were invested in First Busey Corporation common stock.

Notes Receivable from Participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Subsequent Events:  The Plan has evaluated subsequent events through June 24, 2014, the date that the financial statements were issued.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3 - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets at December 31:

	2013	2012
Investments at fair value as determined by quoted market price:
First Busey Corporation Stock Fund	$4,985,966	$4,281,313
Shares of mutual funds:
American Funds Growth Fund of America	11,051,796	8,896,237
American Funds Income Fund of America	4,902,888	4,612,856
Schwab S&P 500 Index Fund	10,172,516	7,767,186
Thornburg International Value Fund (Class I)	10,092,508	8,840,405
PIMCO Total Return Fund (Class D)	15,505,605	14,119,094
The Bancorp Bank Master Demand Account	5,454,314	*
American Beacon Large Cap Value Fund	4,928,747	*
Investments at Contract Value:
Common collective trust:
Reliance Trust Company Metlife Master Trust 25157	—	10,221,083

*This investment did not represent 5% or more of the Plan’s net assets as of December 31.

During 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $10,286,246 as follows:

Common stock and stock fund	$1,284,407
Mutual funds	9,001,839

$10,286,246

During 2013, the Plan sold or distributed shares in the common stock and stock fund for a realized gain of $51,117.

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common collective trust: Valued at the NAV of units held by the Plan at year end.

Stock fund:  Valued at a “unitized” value which moves in direct relationship to First Busey Corporation stock.

Master demand account: Valued at the NAV of units held by the Plan at year end. NAV is equal to $1., and individual participant accounts are FDIC-insured up to $250,000.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Equity funds	$50,441,892	$—	$—	$50,441,892
Fixed income funds	17,251,454	—	—	17,251,454
Balanced funds	5,436,165	—	—	5,436,165
Money market funds	45,114	—	—	45,114
	73,174,625	—	—	73,174,625
Common stocks and stock fund	5,984,976	—	—	5,984,976
Master Demand Account	5,454,314	—	—	5,454,314

Total assets at fair value	$84,613,915	$—	$—	$84,613,915

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
Equity funds	$38,771,846	$—	$—	$38,771,846
Fixed income funds	14,119,094	—	—	14,119,094
Balanced funds	5,118,914	—	—	5,118,914
Money market funds	51,108	—	—	51,108
	58,060,962	—	—	58,060,962
Common stocks and stock fund	5,237,791	—	—	5,237,791
Common collective trust	—	10,957,218	—	10,957,218

Total assets at fair value	$63,298,753	$10,957,218	$—	$74,255,971

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others.  In 2013, there were no fees paid to parties-in-interest from plan assets.  All fees to parties-in-interest were paid from revenue sharing and plan expense reimbursement funds.

The Plan held the following assets with parties-in-interest at December 31:

		2013	2012

Schwab Investments	S&P 500 Index Fund	$10,172,516	$7,767,186
Schwab Investments	Investor Money Fund	—	18,440
Schwab Investments	Money Market	45,114	32,668
First Busey Corporation	Common stock	999,010	956,477
First Busey Corporation	Stock Fund	4,985,966	4,281,313
Participants	Notes receivable	1,102,833	864,903

Certain administrative functions are performed by officers or employees of the Employers.  No such officer or employee receives compensation from the Plan.

NOTE 6 - INCOME TAX STATUS

The Employers have adopted a non-standardized prototype plan designed by Benefit Planning Consultants Inc.  The Internal Revenue Service (IRS) has determined and informed Benefit Planning Consultants Inc. by a letter dated March 31, 2008, that their prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has not requested its own determination letter from the IRS, but the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.  Therefore, no provision for income taxes is included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST

The Plan invested in a common collective trust managed by Reliance Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“Issuer”), Metlife Stable Managed GIC ABG (Contract #25157). In July 2013, the Plan Sponsor approved the termination of the contract and commenced liquidation of the assets held by the master trust. This change eliminated the trust’s wrap contracts and changed the accounting method from contract value to fair value accounting. Participants received distributions at the market value. There were no adjustments.

Prior to July 2013, the investment contract was fully benefit-responsive, thus contract value was the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contract. The accounts were credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contract specified certain conditions under which distributions from the contracts would have been payable at amounts below contract value.  Such circumstances included premature contract termination initiated by the employer and certain other employer-initiated events.  The contract limited the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would have allowed the Issuer to terminate the contract included the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events would have occurred, the Issuer could have terminated the contract at an amount less than contract value.

The crediting interest rates of the contract were based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but could not be less than 0%.  Such interest rates were reviewed on a quarterly basis for resetting.  The key factors that influenced future interest crediting rates include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, were reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  If the adjustment was positive, this indicated that the contract value was greater than the fair value.

This information is an integral part of the accompanying financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST (CONTINUED)

The embedded losses would have been amortized in the future through a lower interest crediting rate than would have otherwise been the case. If the adjustment was negative, this indicated that the contract value was less than the fair value.  The embedded gains would have caused the future interest crediting rate to be higher than it otherwise would have been.  Adjustments were reflected in the Plan’s   Statements of Net Assets Available for Benefits in the amounts of $(736,136).

Average yields for the contract for the year ended December 31, 2012 were:

Based on annualized earnings (1)	6.84%
Based on interest rate credited to participants (2)	3.90%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the contract investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the contract investments on the same date.

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 9 - PENDING BENEFIT PAYMENTS

At December 31, 2013 and 2012, there were approximately $43,000 and $0, respectively, in net assets available for benefits that were pending payments.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
		Common stock and stock fund:
*	First Busey Corporation	Stock Fund	#	$4,985,966
*	First Busey Corporation	Common stock	#	999,010
				$5,984,976
		Mutual funds:
	American Funds	Growth Fund of America	#	11,051,796
	American Funds	Income Fund of America	#	4,902,888
*	Schwab Investments	S&P 500 Index Fund	#	10,172,516
	Thornburg Funds	International Value Fund (Class I)	#	10,092,508
	PIMCO Funds	Total Return Fund (Class D)	#	15,505,605
	American Beacon	Large Cap Value Fund	#	4,928,747
	Acadian Funds	Emerging Markets	#	2,100,643
	Federated	Ultrashort Bond	#	1,745,850
	T. Rowe Price	Mid-Cap Growth	#	3,655,732
	T. Rowe Price	Retirement Fund 2010	#	533,277
	T. Rowe Price	Retirement Fund 2020	#	1,633,307
	T. Rowe Price	Retirement Fund 2030	#	1,933,353
	T. Rowe Price	Retirement Fund 2040	#	1,393,060
	T. Rowe Price	Retirement Fund 2050	#	350,207
	RidgeWorth	RidgeWorth Small Cap Value Equity I	#	3,130,022
				73,129,511
		Interest-bearing cash:
	The Bancorp Bank	Master Demand Account	#	5,454,314
*	Schwab Investments	Money Market	$45,114	45,114
				5,499,428

		Notes receivable from participants:
*	Participant loans	Interest rates ranging from 3.25% to 10.25% and maturities ranging from January 2014 to September 2034	$—	1,102,833
				$85,716,748

* Represents a party-in-interest transaction.

# Investments are participant-directed; therefore, cost information is not disclosed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

		By:	/s/ Robert J. Ballsrud

			Name:	Robert J. Ballsrud

			Title:	Executive Vice President and Executive Managing Director, Busey Wealth Management

Date:	June 25, 2014

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of CliftonLarsonAllen LLP